Marilyn Kerzner
Phone (604) 685-5200, Ext 270
Email: mkerz@LBIX.com

November 2, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
20549-3561
Attention: Tia Jenkins,

Re:	Leading Brands, Inc.
Form 20-F for the Fiscal Year ended February 28, 2009
File No. 000-19884

Leading Brands, Inc. (the “Company”) is in receipt of your comment letter dated October 20, 2009 concerning the above-referenced report.

We respectfully request to extend the initial reply deadline to November 20, 2009.

If you have any questions or concerns regarding the proposed timing of our response to your comment letter, please do not hesitate to contact the undersigned. Thank you in advance for your consideration and assistance.

Sincerely,
Leading Brands, Inc.

/Marilyn Kerzner/

per
Marilyn Kerzner
Director of Corporate Affairs

LEADING BRANDS
SUITE 1800 – 1500 W. GEORGIA ST. VANCOUVER, BC CANADA V6G 2Z6
Tel: 604-685-5200 / Fax: 604-685-5249
www.LBIX.com